UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of   May   , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F  ☑     Form 40-F  ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes  ☐     No  ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	May 23, 2008	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

THE YEAR END OF 2007 RESULTS (AUDITED) May 23, 2008
TICKERS:
NYSE : TLK
LSE : TKIA
IDX : TLKM
DIVISIONS:
Regional Divisions:I, II, III, IV, V,VI and VII
ISSUED SHARES:
20,159,999,280 shares
SHAREHOLDERS COMPOSITION:
Govt. of Indonesia : 51.19%
Public : 47.60%
Treasury Stock : 1.21%
(As of Dec 31, 2008)
CONVERSION RATES (US$ 1.00):
2006 = Rp.9,020.0 (Dec 31,2007)
2007 = Rp.9,394.0 (Dec 31,2008)
NOTABLE FIGURES:
■	As of December 31, 2007, the total subscribers TELKOM Group reached nearly 63 million (fixed line including Flexi and cellular)

■	On November 6, 2007, the Company distributed an interim dividend for the financial year 2007 in the amount of Rp. 48.45 per share to all of its registered shareholders

■	Telkomsel offers new value added service,“Telkomsel Cash (T-Cash)” to perform micro payment transactions

■	Until end of 2007, we repurchased 244,740,500 Series B shares with a total amount Rp.2.18 Trillion representing 1.21% of total outstanding shares

■	Starting from Q4/07, TELKOM presents interconnection revenue on a net basis
TELKOM FINANCIAL
INDICATORS — FY/07
(in Rp.Tn)
FINANCIAL HIGHLIGHTS (Consolidated):

	FY/06		FY/07		Growth(%)
Key Indicators	Net	Gross	Net	Gross	Net	Gross
Op. Revenues (Rp. bn)	51,294	54,406	59,440	62,495	15.9	14.9
Op. Expenses (Rp. bn)	29,701	32,813	32,967	36,022	11.0	9.8
Op. Income (Rp. bn)	21,593	21,593	26,473	26,473	22.6	22.6
EBITDA (Rp. bn)	31,716	31,716	37,067	37,067	16.9	16.9
Net Inc. (Rp. bn)	11,006	11,006	12,857	12,857	16.8	16.8
Net Inc./Share(Rp)	547.15	547.15	644.08	644.08	17.7	17.7
Net Inc./ADS(Rp)	21,886.0	21,886.0	25,763.2	25,763.2	17.7	17.7
EBITDA Margin (%)	61.8	58.3	62.4	59.3	0.6	1.0
FIXED LINE LIS vs CELLULAR SUBSCRIBERS
FY/07
(in million)
OPERATIONAL HIGHLIGHTS:

Description	FY/06 (’000)	FY/07 (’000)	Growth (%)
TELKOM
LIS Wireline	8,709	8,685	-0.3
LIS Wireless (Flexi)	4,176	6,363	52.4
Total	12,885	15,048	16.8

TELKOMSEL
Customer:
kartuHALO	1,662	1,913	15.1
simPATI	21,378	23,986	12.2
KartuAs	12,557	21,991	75.1
Total	35,597	47,890	34.5
(%)

*	LIS (Line in Service) = Subscribers + Public Phone
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations & Corporate Secretary
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta

Phone	:	62 21 5215109
Fax	:	62 21 5220500
Email	:	investor@telkom.co.id
Website	:	www.telkom-indonesia.com

The Year End of 2007 Results (Audited)

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE YEAR END OF 2007 RESULTS (Audited)
Jakarta, May 23, 2008 — PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and consolidated financial statements results for the year end of 2007. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP) and expressed an unqualified opinion from the Auditor.
FINANCIAL RESULTS
Profit and Loss Statement
This report compares the Company’s financial results as of December 31, 2007 with the same period last year.
Operating Revenues
Operating Revenues which is presented in net basis for FY/2006 and FY/2007, respectively, increased by Rp. 8,146.0 billion, or 15.9%, from Rp.51,294.0 billion in 2006 to Rp. 59,440.0 billion in 2007 compared to the same period last year summarized as follows:
Revenues Composition
FY2007:
The composition of Data & Internet revenues increased by 7.0% from the composition revenues last year
▪	Data and Internet revenues increased by Rp. 5,618.9 billion, or 62.0% compared to the same period last year, mainly due to the growth from SMS production of Telkom (Flexi) and Telkomsel which grew by 65.5% to 1.97 billion and 74.9% to 49.5 billion, respectively.

▪	Cellular revenues increased by Rp. 2,015.4 billion, or 9.8% compared to the same period last year, mainly due to the growth in Telkomsel’s Minutes of Usage (MOU) by 38.5% to 25.2 billion minutes, as a result from the subscribers growth by 34.5% to 47.9 million.

▪	Interconnection Revenues. On a net basis, the Interconnection revenues increased by Rp.969.8 billion, or 11.2%. Net interconnection revenue comprised interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. The growth in interconnection revenue mainly due to the growth of IDD traffic as a result from the growth of cellular subscribers in Indonesia.

The Year End of 2007 Results (Audited)

Flexi revenue contributed to TELKOM’s revenue in the amount of Rp.3,651.3 billion (gross revenue)
▪	Fixed line Revenues increased by Rp. 22.2 billion, or 0.2% compared to the same period last year, mainly due to the growth in Flexi’s MoU (minutes of usage) by 62.8%.

TELKOMFlexi revenues contributed to total TELKOM’s revenue in the amount of Rp.3,651.3 billion consisting of installation charges, monthly subscription charges, local & domestic long distance revenues which amounted to Rp. 1,412.4 billion, while interconnection (gross) amounted to Rp. 1,729.1 billion, and data and internet revenues, Rp.509.7 billion.
Since implementation of cost based interconnection in accordance with MoCI Regulation No.08/Per/M.KOMINFO/02/2006 in 2007, we presented interconnection revenue on a gross basis starting from Q1 to Q3 2007 by considering that such presentation provides a better and more useful information to users of financial statement. The gross presentation of interconnection revenue in accordance with IFRS and Accounting Standard. However, until the date of 2007 audited financial statement, the Accounting Standard that requires net presentation of interconnection revenue is still effective, we decided to follow the Indonesian Standard.
To make same basis comparison with cost based interconnection scheme in Q1 to Q3, we represent the following proforma table which is presented on a net basis and gross basis:

	Net basis			Gross basis
Account	Q3	Q4	Growth	Q3	Q4	Growth
Operating Revenues	15,141	15,793	4.3%	15,499	17,207	11.0%
Operating Expense	8,285	9,217	11.2%	8,643	10,631	23.0%
Operating Income	6,856	6,576	-4.1%	6,856	6,576	-4.1%
EBITDA	9,515	9,361	-1.6%	9,515	9,361	-1.6%
EBITDA Margin	62.8%	59.3%	-3.6%	61.4%	54.4%	-7.0%
However, QoQ EBITDA Margin decreased by 3.6% and 7.0% on net basis and gross basis, respectively.
Operating Expenses
Operating Expenses increased by Rp. 3,266.5 billion, or 11.0%, summarized as follows:
▪	Operations, maintenance and telecommunications services expenses increased by Rp.2,094.9 billion, or 27.9%, mainly resulting from the network infrastructure growth (total BTS grew by 29.5%, consists of Telkomsel BTS’s from 16,057 to 20,858 units and Flexi’s BTS from

The Year End of 2007 Results (Audited)

1,531 to 1,911 unit). The increasing of these network infrastructure affected transmission costs, frequency fees and power supply costs.
Expenses Composition
FY2007:
The composition of Personnel Expense decreased by 3% from the expense composition last year
▪	Marketing expenses increased by Rp.527.6 billion, or 42.5%, primarily due to increase in advertising and promotion program and also increase in customer education program related to increasing competition in our business recently.

▪	Depreciation Expenses increased by Rp. 366.7 billion, or 4.0%, mainly due to increasing in depreciation expense of Telkomsel by 29.3% resulting from BTS deployment of 4,801 units in 2007, increase in the capacity of its transmitting and receiving stations and switching and intelligence network equipment, and increase in capital expenditures for network infrastructures.

▪	General & Administrative Expenses increased by Rp.296.2 billion, or 9.1%, mainly due to the increase in amortization of goodwill and intangible assets, due to the higher amortization amounts of the rights to operate the KSO operations as a result of the KSO VII acquisition and the up-front fees for the Telkomsel’s 3G license. The increase was also from collection fees, generally in line with the growth in our postpaid cellular subscribers base, which resulted in higher collection charges paid to third party collection agents.

▪	Personnel expenses decreased by Rp.18.9 billion, or 0.2%, The decrease in personnel expenses were primarily due to there was no early retirement program in 2007 and decrease in long service award cost since this program has been discontinued in 2007.
As a result of the foregoing, Operating Income increased by Rp.4,879.5 billion, or 22.6%, from Rp.21,593.2 billion in 2006 to Rp.26,472.7 billion in 2007 and EBITDA of Rp. 37,067.2 billion or increased by 16.9%.
Capital Expenditure
During the year of 2007, total capex for TELKOM Group amounted to Rp.17,580 billion, primarily allocated to TELKOM for Rp.3,508.1 billion and Telkomsel for Rp.13,922.0 billion.
Consolidated Debt
As of December 31, 2007, the breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as

The Year End of 2007 Results (Audited)

follows:

	Original ccy (in million)		Rp (in billion)		Portion (%)
Currencies	FY06	FY07	FY06	FY07	FY06	FY07
IDR / Rupiah	8,260,000	9,876,300	8,260	9,876	52.9%	61.7%
U.S. Dollar	667	524	6,003	4,923	38.4%	30.8%
Japanese Yen	14,385	13,242	1,089	1,100	7.0%	6.9%
EURO	22	7	261	101	1.7%	0.6%
Total			15,613.0	15,999.7	100.0%	100.0%
TELKOM as a parent company hedged its foreign currency exposures through time deposit placements, mainly in US Dollars that covered 40.4% of foreign debts from January 1, 2008 to December 31, 2008.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of December 31, 2007, TELKOM recorded 15.1 million fixed lines in service, consisting of 8.7 million fixed wirelines and 6.4 million fixed wireless.
Fixed-Wireless CDMA Services
In this period, TELKOMFlexi was available in 238 cities with 1,911 BTS. As of December 31, 2007, TELKOMFlexi has market share more than 57.9% with 6.4 million subscribers. During 2007, in tight competition, TELKOMFlexi can maintain ARPU (blended) amount Rp.53.000 (decreased by 1.9% compared to the 2006 figures. Meanwhile, the total wireless production grew by 62.8% from 5.6 billion minutes to 9.1 billion minutes. As of December 31, 2007, net adds for Flexi reached 2.2 million or grew by 1,818.6%, compared to 2006 figures.
In 2007, we completed the network migration of FWA CDMA TELKOMFlexi from 1900 MHz to 800 MHz in Regional Division II (Jakarta) and Regional Division III (West Java and Banten).
For detail information of TELKOMFlexi performance as of December 31, 2007, please see attachment on Table 7.
TELKOM International Call (TIC-007 & TG 017)
As of December 31, 2007, Telkom International Call generated Rp 1,494.1 billion in revenues (gross basis), from both TIC-007 & TG 017 outgoing call revenues, outgoing and incoming interconnection revenues, and TELKOM also recorded incoming and outgoing international traffic of 1,117.8 million minutes and 142.8 million minutes, respectively.

The Year End of 2007 Results (Audited)

Telkomsel offers new value added services such as “Telkomsel Cash (T-Cash)
Cellular Services
Telkomsel has more than 50 % subscriber’s market share with a total of 47.9 million subscribers, as of December 31, 2007.
During the year of 2007, Telkomsel added 4,801 new BTS (including 998 3G-BTS), and 50.5 million subscribers capacity. As of December 31, 2007, total Telkomsel’s BTS grew by 29.9% to 20,858 units.
Since the Company aunched its 3G network in 2007, Telkomsel’s 3 G services were available in 81 cities with over 3.3 million registered subscribers. Telkomsel continues to expand its 3G network with various features including video calls, mobile television, mobile download and high-speed data access. Telkomsel also offers cellular users value added services such as“Telkomsel Cash (T-Cash)” — mobile wallet service, with this service, user can perform micro payment transactions such as purchase of merchandise, prepaid card top-up, bus/train ticket, etc.
Data and Internet Services
Dial up Internet (TELKOMNet Instan)
In 2007, an average of 662K telephone subscribers accessed to TELKOMNet Instan and premium prepaid dial-up internet services per month. During the year of 2007, subscribers utilized a total of 3,663.8 million minutes of TELKOMNet Instan.
Broadband Services
As of December 31, 2007, there were 241K subscribers of broadband ADSL internet access (Speedy) or 158.4% growth from 93K subscribers compared to last year. The revenues from Speedy services for the year of 2007 has reached Rp.564 billion.
Human Resources
As of December 31, 2007, the total number of employees at TELKOM (as a single entity) and Telkomsel were 25,364 persons and 4,080 persons respectively.
Employee Productivity as measured by the total revenues per employee as of December 31, 2007 was Rp.2.3 billion or an increased by 26.4% compared to last year.
Recent Developments
On November 6, 2007 — Based on the Board of Directors Meeting, the Company approved and decided to distribute an interim dividend for the

The Year End of 2007 Results (Audited)

financial year 2007 in the amount of Rp. 48.45 (forty eight point forty five Rupiah) per share to all of its registered shareholders.
The distribution of the interim dividend was based on the Company’s Financial Statements for the period ended on September 30, 2007 (Q3-2007).
VP Investor Relations & Corporate Secretary,

HARSYA DENNY SURYO

The Year End of 2007 Results (Audited)

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED)
As of Dec 31, 2006 and 2007
(in million Rupiah)

	2006	2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	8,315,836	10,140,791
Temporary investments	84,492	159,504
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp.85,053 million in 2006 and Rp.69,521 million in 2007	520,689	449,085
Third parties — net of allowance for doubtful accounts of Rp.699,736 million in 2006 and Rp.1,030,935 million in 2007	3,196,588	2,912,403
Other receivables — net of allowance for doubtful accounts of Rp.1,685 million in 2006 and Rp.10,982 million in 2007	147,735	150,508
Inventories — net of allowance for obsolescence of Rp.48,098 million in 2006 and Rp.54,701 million in 2007	213,329	211,441
Prepaid expenses	1,073,329	1,407,410
Claim for tax refund	359,582	420,550
Prepaid taxes	2,390	47,683
Restricted time deposits	6,822	78,720

Total Current Assets	13,920,792	15,978,095

NON-CURRENT ASSETS
Long-term investments — net	89,197	113,990
Property, plant and equipment — net of accumulated depreciation of Rp.45,043,380 million in 2006 and Rp.54,434,809 million in 2007	54,267,060	60,463,892
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp.493,381 million in 2006 and Rp.502,563 million in 2007	965,632	705,091
Prepaid pension benefit cost	103	398
Advances and other non-current assets	1,454,283	1,408,764
Goodwill and other intangible assets — net of accumulated amortization of Rp.3,708,590 million in 2006 and Rp.4,758,067 million in 2007	4,436,605	3,387,128
Escrow accounts	2,073	1,402

Total Non-current Assets	61,214,953	66,080,665

TOTAL ASSETS	75,135,745	82,058,760

The Year End of 2007 Results (Audited)

Table 1 ( continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED)
As of Dec 30, 2006 and 2007
(in million Rupiah)

	2006	2007
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	1,116,496	942,912
Third parties	5,801,457	5,962,022
Other payables	10,599	16,679
Taxes payable	2,569,002	3,052,149
Accrued expenses	3,475,698	2,741,076
Unearned income	2,037,772	2,413,952
Advances from customers and suppliers	161,262	141,361
Short-term bank loans	687,990	573,669
Current maturities of long-term liabilities	4,675,409	4,830,809

Total Current Liabilities	20,535,685	20,674,629

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2,665,397	3,034,100
Unearned income on revenue-sharing arrangements	817,174	503,385
Accrued long service award	465,008	74,520
Accrued post-retirement health care benefits	2,945,728	2,768,923
Accrued pension and other post-retirement benefits costs	1,201,939	1,354,543
Long-term liabilities — net of current maturities
Obligations under capital leases	217,108	201,994
Two-step loans — related party	4,006,935	3,727,884
Bank loans	2,487,913	4,165,168
Deferred consideration for business combinations	3,537,082	2,500,273
Total Non-current Liabilities	18,344,284	18,330,790

MINORITY INTEREST	8,187,087	9,304,762

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock — 118,376,500 shares in 2006 and 244,740,500 shares in 2007	952,211	2,176,611
Difference in value of restructuring transactions between entities under common control	180,000	270,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain available-for-sale securities	8,865	11,237
Translation adjustment	227,669	230,017
Retained earnings
Appropriated	1,803,397	6,700,879
Unappropriated	20,302,041	22,214,129
Total Stockholders’ Equity	28,068,689	33,748,579

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	75,135,745	82,058,760

The Year End of 2007 Results (Audited)

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (AUDITED)
FOR THE YEAR ENDED DEC 31, 2006 AND 2007
(in million Rupiah)

	2006	2007
OPERATING REVENUES
Telephone
Fixed lines	10,979,033	11,001,211
Cellular	20,622,647	22,638,065
Interconnection
Revenues	11,793,805	12,705,911
Expenses	(3,112,344)	(3,054,604)
Net	8,681,461	9,651,307
Data and Internet	9,065,187	14,684,135
Joint operation schemes	489,414	—
Network	718,738	707,374
Revenue-sharing arrangements	415,477	427,978
Other telecommunications services	322,051	329,941

Total Operating Revenues	51,294,008	59,440,011

OPERATING EXPENSES
Depreciation	9,178,343	9,545,004
Personnel	8,513,765	8,494,890
Operations, maintenance and telecommunication services	7,495,728	9,590,596
General and administrative	3,271,427	3,567,666
Marketing	1,241,504	1,769,147

Total Operating Expenses	29,700,767	32,967,303

OPERATING INCOME	21,593,241	26,472,708

OTHER INCOME (EXPENSES)
Interest income	654,984	518,663
Equity in net income (loss) of associated companies	(6,619)	6,637
Interest expense	(1,286,354)	(1,436,165)
Loss (gain) on foreign exchange — net	836,328	(294,774)
Others — net	202,025	328,584
Other (expenses) income — net	400,364	(877,055)

INCOME BEFORE TAX	21,993,605	25,595,653

TAX (EXPENSE) BENEFIT
Current tax	(7,097,202)	(7,233,874)
Deferred tax	57,275	(693,949)

	(7,039,927)	(7,927,823)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	14,953,678	17,667,830

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	(3,948,101)	(4,810,812)

NET INCOME	11,005,577	12,857,018

BASIC EARNINGS PER SHARE
Net income per share	547.15	644.08
Net income per ADS (40 Series B shares per ADS)	21,886.00	25,763.20

The Year End of 2007 Results (Audited)

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (AUDITED)
FOR THE YEAR ENDED DEC 31, 2006 AND 2007
(in million Rupiah)

	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,673,901	10,987,600
Cellular	20,842,406	22,720,191
Interconnection — net	8,655,917	9,621,688
Joint operation schemes	596,423	3,797
Data and internet	8,914,019	14,822,515
Other services	1,285,275	1,122,607
Total cash receipts from operating revenues	50,967,941	59,278,398
Cash payments for operating expenses	(16,465,320)	(23,612,680)
Cash refund to customers	(57,580)	(18,876)

Cash generated from operations	34,445,041	35,646,842

Interest received	642,959	514,524
Interest paid	(1,217,131)	(1,470,328)
Income tax paid	(7,175,681)	(6,963,766)

Net Cash Provided by Operating Activities	26,695,188	27,727,272

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	46,081	11,804
Purchase of temporary investments and placements in time deposits	(98,896)	(84,444)
Proceeds from sale of property, plant and equipment	17,269	39,105
Proceeds from insurance claim	—	10,626
Acquisition of property, plant and equipment	(15,900,628)	(15,056,802)
Decrease (increase) in advances for the purchase of property, plant and equipment	(293,920)	15,710
(Increase) decrease in advances and others	38,395	(61,590)
Business combinations, net of cash (paid) acquired	143,648	—
Acquisition of intangible assets	(436,000)	—
Proceeds from sale of long-term investments	22,561	—
Cash dividends received	382	510
Acquisition of long-term investments	—	(13,782)

Net Cash Used in Investing Activities	(16,461,108)	(15,138,863)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(5,371,102)	(6,047,431)
Cash dividends paid to minority shareholders of subsidiaries	(2,067,696)	(3,693,137)
Increase in escrow accounts	(2,073)	—
Proceeds from short-term borrowings	1,020,000	1,130,435
Repayments of short-term borrowings	(507,133)	(1,233,333)
Repayments of Medium-term Notes	(145,000)	(465,000)
Redemption of Telkomsel’s notes	—	—
Proceeds from long-term borrowings	2,532,313	5,119,000
Repayments of long-term borrowings	(1,674,516)	(3,317,415)
Payment for purchase of treasury stock	(952,211)	(1,224,400)
Repayments of promissory notes	(201,307)	(199,365)
Repayments of obligations under capital leases	(14,095)	(26,392)
Redemption of bonds	—	(1,000,000)

Net Cash Used in Financing Activities	(7,382,820)	(10,957,038)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,851,260	1,631,371

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	89,892	193,584

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,374,684	8,315,836

CASH AND CASH EQUIVALENTS AT END OF YEAR	8,315,836	10,140,791

The Year End of 2007 Results (Audited)

Table 4
FINANCIAL RATIOS
As of Dec 31, 2006 and 2007

	2006	2007	Growth (%)

Contribution to total fixed lines revenue:
Local & Domestic Long Distance Usage (%)	64.9	63.8	(1.1)
Monthly subscription charges (%)	31.8	33.6	1.8
Installation charges (%)	1.6	1.1	(0.5)
Phone Card — net (%)	0.0	0.0	(0.0)
Others (%)	1.7	1.4	(0.3)
Contribution to total operating revenues:
Cellular (%)	40.2	38.1	(2.1)
Fixed lines (%)	21.4	18.5	(2.9)
Revenue under JOS (%)	1.0	—	(1.0)
Interconnection (%)	16.9	16.2	(0.7)
Network (%)	1.4	1.2	(0.2)
Data and internet (%)	17.7	24.7	7.0
Revenue under RSA (%)	0.8	0.7	(0.1)
Other telecommunications services (%)	0.6	0.6	0.0
ARPU Fixed wireline ((’000)	190	186	(1.8)
EBITDA (Rp billion)	31,716.0	37,067.2	16.9
EBITDA margin (%)	61.8	62.4	0.6
Operating margin (%)	42.1	44.5	2.4
Profit Margin (%)	21.5	21.6	0.1
Current ratio (%)	67.8	77.3	9.5
Return on Assets (%)	14.6	15.7	1.1
Return on Equity (%)	39.2	38.1	(1.1)
Total Liabilities to Equity (%)	138.5	115.6	(22.9)
Gearing (Net Debt to Equity) (%)	24.8	16.2	(8.6)
Debt to Equity (%)	54.8	46.7	(8.1)
Debt to EBITDA (%)	48.5	42.5	(5.9)
Debt Service Ratio (Times)	4.8	5.4	0.6
EBITDA to Interest Expense (times)	24.7	25.8	1.1
EBITDA to Net Debt (%)	454.9	677.8	222.9

The Year End of 2007 Results (Audited)

Table 5
FIXED TELEPHONE LINES
As of Dec 31, 2006 and 2007

	2006	2007
	Lines (’000)		Growth (%)
Exchange Capacity TELKOM Division
Wireline	9,391	10,732	14.3
Wireless	6,292	12,832	103.9
Total Exchange Cap. TELKOM (Wireline & Wireless)	15,683	23,564	50.3
Exchange Capacity KSO Division
Wireline	1,049	—	—
Wireless (MSC)	364	—	—
Total Exchange Cap. KSO (Wireline & Wireless)	1,412	—	—
Exchange Capacity TELKOM & KSO Division
Wireline	10,440	10,732	2.8
Wireless	6,656	12,832	92.8
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	17,096	23,564	37.8
Installed Lines TELKOM Division
Wireline	8,608	9,705	12.7
Wireless	7,160	9,384	31.1
Total Installed Lines TELKOM (Wireline & Wireless)	15,768	19,089	21.1
Installed Lines KSO Division
Wireline	1,027	—	—
Wireless	538	—	—
Total Installed Lines KSO (Wireline & Wireless)	1,565	—	—
Installed Lines TELKOM & KSO Division
Wireline	9,635	9,705	0.7
Wireless	7,698	9,384	21.9
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	17,333	19,089	10.1
Subscribers TELKOM Division
Wireline	7,455	8,324	11.7
Wireless	3,722	6,335	70.2
Total Subscribers TELKOM Division (Wireline & Wireless)	11,178	14,660	31.2
Subscribers KSO Division			—
Wireline	873	—	—
Wireless	441	—	—
Total Subscribers KSO Division (Wireline & Wireless)	1,314	—
Subscribers TELKOM & KSO Division
Wireline	8,328	8,324	(0.0)
Wireless	4,163	6,335	52.2
Total Subs —TELKOM & KSO Division (Wireline & Wireless)	12,491	14,660	17.4
Public Phone TELKOM Division
Wireline	354	361	1.9
Wireless	13	27	117.9
Total Public Phone TELKOM Division (Wireline & Wireless)	367	388	5.9
Public Phone KSO Division
Wireline	27	—	—
Wireless	—	—	—
Total Public Phone KSO Division (Wireline & Wireless)	27	—	—
Public Phone TELKOM & KSO Division
Wireline	381	361	(5.3)
Wireless	13	27	117.9
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	394	388	(1.4)
Lis Fixed TELKOM Division
Wireline	7,809	8,685	11.2
Wireless	3,735	6,363	70.4
Total Lines In Services TELKOM (Wireline & Wireless)	11,544	15,048	30.3
Lis Fixed KSO Division
Wireline	900	—	—
Wireless	441	—	—
Total Lines In Services KSO (Wireline & Wireless)	1,341	—	—
Lis Fixed TELKOM & KSO Division
Wireline	8,709	8,685	(0.3)
Wireless	4,176	6,363	52.4
Total LIS TELKOM & KSO Division (Wireline & Wireless)	12,885	15,048	16.8

The Year End of 2007 Results (Audited)

Table 6
PRODUCTION
As of Dec 31, 2006 and 2007

	UNIT	2006	2007	Growth (%)
Production :
Subscriber —TELKOM Division
Wireline	Pulses (mn)	55,279	75,451	36.5
Wireless (exclude data & sms)	second (mn)	294,008	545,020	85.4

Subscriber —KSO Division
Wireline	Pulses (mn)	8,733	—
Wireless (exclude data & sms)	second (mn)	36,706	—

Subscriber TELKOM & KSO Division
Wireline	Pulses (mn)	64,012	75,451	17.9
Wireless (exclude data & sms)	second (mn)	330,714	545,020	64.8

Public Phone —TELKOM Division
Wireline	Pulses (mn)	7,950	6,696	(15.8)
Wireless (exclude data & sms)	second (mn)	5,943	3,630	(38.9)

Public Phone —KSO Division
Wireline	Pulses (mn)	1,238	—
Wireless (exclude data & sms)	second (mn)	281	—

Public Phone —TELKOM & KSO Division
Wireline	Pulses (mn)	9,188	6,696	(27.1)
Wireless (exclude data & sms)	second (mn)	6,223	3,630	(41.7)

Lines in Services —Production
Wireline	Pulses (mn)	73,200	82,147	12.2
Wireless (exclude data & sms)	second (mn)	336,937	548,651	62.8

Productivity Per Average Subscriber Line
Wireline	Pulses/Line	7,707	9,062	17.6
Wireless	second/Line	80,530	103,826	28.9

Productivity Per Average LIS
Wireline	Pulses/Line	8,416	9,445	12.2
Wireless	second/Line	81,804	104,121	27.3

The Year End of 2007 Results (Audited)

Table 7
FLEXI PERFORMANCE
As of Dec 31, 2006 and 2007

	UNIT	2006	2007	Gowth (%)
Customer base
Classy/Postpaid	SSF (’000)	794	828	4.2
Trendy/Prepaid	SSF (’000)	3,381	5,535	63.7
Total/Blended	SSF (’000)	4,176	6,363	52.4

Net additional
Classy/Postpaid	SSF (’000)	(27)	34	225.2
Trendy/Prepaid	SSF (’000)	141	2,153	1,428.1
Total/Blended	SSF (’000)	114	2,187	1,818.6

Sales
Classy/Postpaid	SSF (’000)	261	273	4.4
Trendy/Prepaid	SSF (’000)	3,175	5,026	58.3
Total/Blended	SSF (’000)	3,436	5,299	54.2

ARPU
Classy/Postpaid	Rp (000)	135	114	(15.6)
Trendy/Prepaid	Rp (000)	35	45	28.6
Total/Blended	Rp (000)	54	53	(1.9)

MOU (Minute of use)	mn minutes	5,616	9,144	62.8
SMS	mn messages	1,194	1,976	65.5

NETWORK
BTS	BTS	1,531	1,911	24.8
Coverage	Cities	236	238	0.8

The Year End of 2007 Results (Audited)

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
As of Dec 31, 2006 and 2007
(In billion rupiah)

	2006	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,084	2,776
Acct./Unbilled receivables	794	856
Prepayments	643	938
Others	450	489
Total Current Assets	3,971	5,059

NON-CURRENT ASSETS
Long-term investment	9	20
Property, plant & equipment — net	31,706	38,251
Advances for PPE	339	98
Equipment not used in operations — net	199	56
Intangible assets — net	425	378
Others	652	815
Total Non-current Assets	33,330	39,618
TOTAL ASSETS	37,301	44,677

CURRENT LIABILITIES
Short-term loans	667	533
Accounts payable & Accr. liabilities	5,568	5,356
Taxes payable	1,266	1,878
Unearned revenue	1,774	2,004
Curr. maturities of med/long-term loans	1,313	2,632
Total Current Liabilities	10,588	12,403

NON-CURRENT LIABILITIES
Med/long-term loans — net of current matur	1,674	3,880
Deferred tax liabilities	1,841	2,042
Others	125	160
Total Non-current Liabilities	3,640	6,082

EQUITY
Capital stock — Rp 1,000,000 par value
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	21,385	24,504
Total Equity	23,073	26,192

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	37,301	44,677

The Year End of 2007 Results (Audited)

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
For the Year Ended Dec 31, 2006 and 2007
(In billion rupiah)

	2006	2007
OPERATING REVENUES
Post-paid	4,886	5,385
Prepaid	25,548	34,749
International roaming	820	951
Interconnection	3,644	3,295
Gross Operating Revenues	34,898	44,380
Less: — Discounts	2,432	4,708
— Intercon./Intl. roaming/Data provider charges	3,321	3,002
Net Operating Revenues	29,145	36,670

OPERATING EXPENSES
Personnel	1,174	1,396
Operation & maintenance	4,367	6,236
General & administrative	714	761
Marketing	705	923
Other operating expenses	1,448	1,750
Depreciation	4,428	5,725
Total Operating Expenses	12,836	16,791

EBIT (EARNINGS BEFORE INTEREST & TAXES)	16,309	19,879
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(85)	(330)
Foreign exchange gain/(loss)	121	(57)
Others — net	(179)	(92)
Other income/(expenses) — net	(143)	(479)

INCOME BEFORE TAX	16,166	19,400
INCOME TAX EXPENSE	4,984	5,776
NET INCOME	11,182	13,624

EBITDA	20,737	25,604
EBITDA Margin — over gross oper. revenues	59%	58%
EBITDA Margin — over net oper. revenues	71%	70%

ROA	35%	33%
ROE	55%	55%

The Year End of 2007 Results (Audited)

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
As of Dec 31, 2006 and 2007

	Unit	2006	2007	Growth (%)
CUSTOMER
Net Additions
kartuHALO	Subs (000)	191	251	31.4
simPATI	Subs (000)	5,374	2,608	-51.5
Kartu As	Subs (000)	5,763	9,434	63.7
Total	Subs (000)	11,328	12,293	8.5
Customer base
kartuHALO	Subs (000)	1,662	1,913	15.1
simPATI	Subs (000)	21,378	23,986	12.2
Kartu As	Subs (000)	12,557	21,991	75.1
Total	Subs (000)	35,597	47,890	34.5

MOU (excluding free & incoming mins)	bn minutes	18.2	25.2	38.5

ARPU
Total (12 months average)
kartuHALO	Rp.’000 per mo.	274	264	-3.6
simPATI	Rp.’000 per mo.	83	84	1.2
Kartu As	Rp.’000 per mo.	54	57	5.6
Blended	Rp.’000 per mo.	84	80	-4.8
Non-voice/Data (12 months average)
kartuHALO	Rp.’000 per mo.	47	49	4.3
simPATI	Rp.’000 per mo.	24	25	4.2
Kartu As	Rp.’000 per mo.	18	23	27.8
Blended	Rp.’000 per mo.	23	25	8.7

NETWORK DATA
Network capacity
Base stations installed (GSM/DCS/3G)	Unit	16,057	20,858	29.9
Overall capacity all network elements	Subs. mln.	38.8	50.5	30.2
Quality of service
Call success rate	%	94.4%	94.2%	-0.2
Call completion rate	%	99.4%	99.2%	-0.2

EMPLOYEE DATA
Total employees	person	3,797	4,080	7.5
Efficiency ratio	Subs/employee	9,375	11,738	25.2